Exhibit 99.1

Yandex submitted a delisting appeal

Moscow, Amsterdam, March 21, 2023 – As previously disclosed, on March 15, 2023, Yandex N.V. (“Yandex”) received a written notice (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined that the Company’s securities will be delisted from The Nasdaq Stock Market.

On March 21, 2023, Yandex submitted a request for a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination. Pursuant to Nasdaq’s Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request. In the meantime, the delisting will be stayed, while the trading halt that was implemented on February 28, 2022, will remain in effect.

The trading of Yandex N.V.’s Class A shares on the Moscow Exchange is unaffected and continues as usual.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

E-mail: pr@yandex-team.com